SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2004

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20035-900 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
A Publicly Listed company

PETROBRAS DISTRIBUIDORA S.A.
An Unlisted Company

PRESS RELEASE
Petrobras and BR Distribuidora acquire Agip do Brasil S.A.

(Rio de Janeiro, June 25, 2004). - PETRÓLEO BRASILEIRO S/A - PETROBRAS, [Bovespa: PETR3/PETR4, NYSE: PBR/PBRA, Latibex: XPBR/XPBRA], a Brazilian international energy company, announces that the Boards of Directors of Petrobras and its subsidiary Petrobras Distribuidora S.A. (BR) have approved the final terms and conditions negotiated by BR in order to acquire from ENI S.p.A. the totality of the capital of its Brazilian subsidiary Agip do Brasil S.A.. The value of the acquisition negotiated between the parties involved is US$ 450 million (four hundred and fifty million US dollars), subject to adjustments based on the closing balance sheet.

Agip do Brasil S.A. is a liquified petroleum gas (LPG), fuel and lubricant distributor, operating in Brazil under the "Liquigás", "Novogás" and "Tropigás" brands for LPG distribution and the "Agip", "Companhia São Paulo de Petróleo" and "Ipê" brands for fuel distribution.

This acquisition will contribute towards achieving the targets established in Petrobras's Strategic Plan for its subsidiary BR for increasing its share of the LPG distribution market as well as consolidating its presence in the automotive fuel distribution market in certain regions of the country.

The transaction will be duly submitted to the Brazilian regulatory authorities as required by law.

The transfer of shareholding control of Agip do Brasil S.A. to BR will not in any way affect the relations of either company with their clients, suppliers and employees.

José Sergio Gabrielli de Azevedo	Nelson José Guitti Guimarães
Petrobras CFO and Investor Relations Officer	Petrobras Distribuidora Financial and Services Director

http: //www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 4th floor
20031-912 – Rio de Janeiro, RJ
(55-21) 2534-1510 / 2534-9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 25, 2004

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ José Sergio Gabrielli de Azevedo
José Sergio Gabrielli de Azevedo Chief Financial Officer and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.